CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

NEWS RELEASE

CanAlaska Uranium Awaiting Results from Partner Funded Exploration Programs

Vancouver, Canada, February 4, 2015 - CanAlaska Uranium Ltd. (TSX-V: CVV; OTCQB: CVVUF; Frankfurt: DH7N) (“CanAlaska” or the “Company”) is pleased to report on a series of activities on its uranium projects, as well as upcoming initiatives to take advantage of the current resurgence of interest in uranium commodities.

Exploration Underway at Patterson Lake and NW Manitoba

CanAlaska is anticipating exploration news from two of its exploration projects in the Athabasca Basin region. Makena Resources has resumed work on the Company’s Patterson Lake property, and Northern Uranium has restarted drilling at the NW Manitoba project. The Patterson Lake project is strategically located adjacent to the PLS project of Fission Uranium and the Patterson Lake North project of Fission 3.0. Initial exploration conducted in 2014 at the Patterson Lake property revealed multiple conductive anomalies. The basement within these zones is relatively shallow at approximately 154 metres.

At the NW Manitoba property, core drilling has commenced to evaluate a number of gravity and resistivity targets. These known targets were confirmed and expanded by Northern Uranium, the operator of the project, as part of their $3 million exploration on the project the past 12 months. The exploration program also highlighted strong adjacent and coincident radon targets. CanAlaska has received 2.5 million commons shares and 1.25 million common warrants of Northern Uranium which has the option to spend a further $2.8 million to earn an additional 20% interest in the project from CanAlaska. The Company is eagerly awaiting drill results from the property.

View of NW Manitoba Camp

Key Projects Ready for Drilling in 2015

CanAlaska’s has two key Joint Ventured projects at West McArthur and Cree East which are operated by the Company on behalf of its Japanese and Korean partners. Both of these projects had extensive exploration prior to and just following the Fukushima nuclear event. Market conditions have limited work on these projects since 2012, however, a detailed $400,000 geophysical work program was carried out on the Cree East project in 2014, and a new diamond drill program is anticipated as the resource markets improve, or upon third party funding. The drill contractor currently has a drill on the main target site, and this could be utilized for winter or summer drilling. The most recent work on the West McArthur project identified extensive hydrothermal alteration in the Athabasca sandstone units overlying the unconformity at Grid 5. This priority target is located immediately west of the Fox Lake targets, which have been drilled continuously and intensively by Cameco and Areva since 2008.

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CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

Non-Core Projects Available for Option or Sale

Over the coming months, the Company will continue to market its non-core projects to interested parties. The potential for the sale or option of any of these properties provides significant upside for CanAlaska and minimizes shareholder dilution at current low share prices. The 2014 sale of the Kasmere South property was a significant event. Exploration anticipated on this property in 2015 and overflow work onto our adjacent 100% owned Kasmere North property, will be of great benefit to the Company. In addition to uranium properties, CanAlaska has several diamond prospects available for option. Information on CanAlaska’s Pikoo area diamond properties in Saskatchewan is available on the Company’s website http://www.canalaska.com/s/Diamond.asp?ReportID=692188.

Greater Market Awareness and Accessibility for Shareholders

In the United States, the Company has seen an increase in trading with its new listing on the OTCQB Marketplace under the symbol, CVVUF. The listing on the OTCQB enables greater trading information and exposure with further accessibility to our US shareholder base. The Company has progressively updated information for shareholders and interested parties through its website, and select social media such as Twitter. Additionally, Company management plans to provide further direct access for shareholders at upcoming trade and technical shows. From March 1 – 4, 2015, the Company will be an exhibitor and presenter at PDAC in Toronto, a leading mining and exploration convention.

Register to Receive News

CanAlaska will continue to trade on the TSX Venture Exchange under its existing symbol CVV. Shareholders and interested parties are also advised that due to new Canada’s new anti-spam legislation, they are required to provide consent to receive continued email communication from the Company. In addition to news releases, CanAlaska occasionally alerts investors to major developments in the uranium market, including through its President’s Blog. Please visit CanAlaska’s website to OPT-IN to receive news releases and related market information: http://www.canalaska.com/s/InformationRequest.asp.

About CanAlaska Uranium

CanAlaska Uranium Ltd. (TSX-V: CVV; OTCQB: CVVUF; Frankfurt: DH7N) holds interests in approximately 770,000 hectares (1.9 million acres), one of the largest land positions in Canada’s Athabasca Basin region – the "Saudi Arabia of Uranium". CanAlaska’s strategic holdings has attracted major international mining companies Mitsubishi, KORES and KEPCO as partners at its core projects.

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CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

CanAlaska is positioned for discovery success in the world’s richest uranium district. For further information, visit www.canalaska.com.

On behalf of the Board of Directors

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

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